Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)

	Year Ended August 31

	2003	2002	2001

Losses:
Net loss	$(3,462.0)	$(3,110.2)	$(123.5)
Discontinued operations, net of tax	442.2	39.4	33.4
Income tax expense (benefit)	532.1	(449.0)	(35.9)

Loss from continuing operations before income tax expense (benefit)	$(2,487.7)	$(3,519.8)	$(126.0)

Fixed Charges:
Interest portion of rent expenses	$29.1	$33.6	$24.6
Interest expense	207.1	238.8	174.8

	$236.2	$272.4	$199.4

Deficiency of earnings before fixed charges(1)	$(2,723.9)	$(3,792.2)	$(325.4)

(1) Earnings before fixed charges were inadequate to cover fixed charges.